As filed with the Securities and Exchange Commission on April 19, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERIS BANCORP

(Exact name of registrant as specified in its charter)

Georgia	58-1456434
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

310 First St., S.E.

Moultrie, Georgia 31768

(229) 890-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mr. Edwin W. Hortman, Jr.

Chief Executive Officer

Ameris Bancorp

310 First St., S.E.

Moultrie, Georgia 31768

(229) 890-1111

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Steven E. Fox, Esq.

Jody L. Spencer, Esq.

Rogers & Hardin LLP

2700 International Tower

229 Peachtree Street, NE

Atlanta, Georgia 30303

Telephone: (404) 522-4700

Facsimile: (404) 525-2224

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to rule 413(b) under the Securities Act, check the following box:    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $0.01 par value per share	52,000	1,000 (1)	$52,000,000 (1)	$5,959.20

(1)	Calculated in accordance with Rule 457(a) and includes such additional number of shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT AMERIS BANCORP FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED APRIL 19, 2012

PRELIMINARY PROSPECTUS

52,000 SHARES OF FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

This prospectus relates to the potential resale from time to time by selling securityholders of some or all of the shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A. In this prospectus, we refer to the shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A as series A preferred stock. The series A preferred stock was originally issued by us pursuant to the Letter Agreement dated November 21, 2008, and the related Securities Purchase Agreement—Standard Terms, between us and the United States Department of the Treasury, or the Treasury, which we refer to as the initial selling securityholder, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

The initial selling securityholder and its successors, including transferees, which we collectively refer to as the selling securityholders, may offer shares of the series A preferred stock from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If the series A preferred stock is sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.

We will not receive any proceeds from the sale of series A preferred stock by the selling securityholders.

The series A preferred stock is not listed on an exchange, and, unless requested by the initial selling securityholder, we do not intend to list the series A preferred stock on any exchange.

Investing in our securities involves a high degree of risk. Before buying our securities, you should carefully consider the risk factors discussed in the section entitled “Risk Factors” beginning on page 1 of this prospectus and in the sections entitled “Risk Factors” in our most recent Annual Report on Form 10-K and in any Quarterly Report on Form 10-Q, as well as in any prospectus supplement related to the specific offerings.

Our principal executive offices are located at 310 First St., S.E., Moultrie, Georgia 31768, and our telephone number is (229) 890-1111. Our Internet address is http://www.amerisbank.com.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April     , 2012.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer and sell, in one or more offerings, the series A preferred stock described in this prospectus.

We may provide a prospectus supplement at any time to add, update or change information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See the section entitled “Where You Can Find More Information” for more information.

In this prospectus, “Ameris Bancorp,” “Ameris,” “we,” “our,” “ours” and “us” refer to Ameris Bancorp, which is a financial holding company headquartered in Moultrie, Georgia, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “Bank” mean Ameris Bank, which is our principal bank subsidiary.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain statements that are considered “forward looking statements” within the meaning of United States securities laws. In addition, Ameris and its management may make other written or oral communications from time to time that contain forward-looking statements. Forward-looking statements, including statements about industry trends, management’s future expectations and other matters that do not relate strictly to historical facts, are based on assumptions by management, and are often identified by such forward-looking terminology as “expect,” “look,” “believe,” “anticipate,” “estimate,” “seek,” “may,” “will,” “trend,” “target” and “goal” or similar statements or variations of such terms. Forward-looking statements may include, among other things, statements about Ameris’s confidence in its strategies and its expectations about financial performance, market growth, market and regulatory trends and developments, acquisitions and divestitures, new technologies, services and opportunities and earnings.

Forward-looking statements are subject to various risks and uncertainties, which change over time, are based on management’s expectations and assumptions at the time the statements are made, and are not guarantees of future results. Management’s expectations and assumptions, and the continued validity of the forward-looking statements, are subject to change due to a broad range of factors affecting the national and global economies, the equity, debt, currency and other financial markets, as well as factors specific to Ameris and its subsidiaries, including the Bank.

Actual outcomes and results may differ materially from what is expressed in our forward-looking statements and from our historical financial results due to the factors discussed elsewhere in this prospectus or disclosed in our other SEC filings. Forward-looking statements should not be relied upon as representing our expectations or beliefs as of any date subsequent to the time this prospectus is filed with the SEC. Ameris undertakes no obligation to revise the forward-looking statements contained in this prospectus to reflect events after the time it is filed with the SEC. The factors discussed herein are not intended to be a complete summary of all risks and uncertainties that may affect our businesses. Though we strive to monitor and mitigate risk, we cannot anticipate all potential economic, operational and financial developments that may adversely impact our operations and our financial results.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate Ameris. Any investor in Ameris should consider all risks and uncertainties disclosed in our SEC filings described below under the section entitled “Where You Can Find More Information,” all of which are accessible on the SEC’s website at http://www.sec.gov.

i

RISK FACTORS

An investment in our securities involves significant risks. You should carefully consider the risks and uncertainties and the risk factors set forth below in the documents and reports filed with the SEC that are incorporated by reference into this prospectus, as well as any risks described in any applicable prospectus supplement, before you make an investment decision regarding the series A preferred stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

Difficult market conditions have adversely affected the industry in which we operate.

The capital and credit markets have been experiencing volatility and disruption for approximately four years. Declines in the housing market over this period, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, as well as major commercial and investment banks. As a result of the broad based economic decline and the troubled economic conditions, financial institutions have pursued strategies that include seeking additional capital or merging with larger and stronger institutions. In some cases, financial institutions that did not pursue defensive strategies or did not succeed in those strategies, have failed. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. Additionally, the market disruptions have increased the level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. We do not expect that the difficult conditions in the financial markets are likely to improve materially in the near future, and we are managing Ameris with numerous defensive strategies. A worsening of the current conditions would exacerbate the adverse effects of these difficult market conditions on us and others in the financial institution industry. In particular, we may face the following risks in connection with these events:

•

Unreliable market conditions with significantly reduced real estate activity may adversely affect our ability to determine the fair value of the assets we hold. If we determine that a significant portion of our assets have values that are significantly below their recorded carrying value, we could recognize a material charge to earnings in the quarter during which such determination was made, our capital ratios would be affected and may result in increased regulatory scrutiny.

•

We may expect to face increased regulation of our industry, including as a result of the Economic Stabilization Act of 2008 or the Dodd-Frank Wall Street Reform and Consumer Protection Act, also referred to as the Dodd-Frank Act. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•

Market developments and the resulting economic pressure on consumers may affect consumer confidence levels and may cause increases in delinquencies and default rates, which, among other effects, could affect our charge-offs and provision for loan losses.

•	Competition in the industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

Recent legislation and regulatory proposals in response to recent turmoil in the financial markets may materially adversely affect our business and results of operations.

The banking industry is heavily regulated. We are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments and achieve satisfactory interest spreads.

The Dodd-Frank Act represents a significant overhaul of many aspects of the regulation of the financial-services industry, including new or revised regulation of such things as systemic risk, capital adequacy, deposit insurance assessments and consumer financial protection. In addition, the federal banking regulators have issued joint guidance on incentive compensation and the Treasury and the federal banking regulators have issued statements calling for higher capital and liquidity requirements for banking organizations. Complying with these and other new legislative or regulatory requirements, and any programs established thereunder, could have a material adverse impact on our results of operations, our financial condition and our ability to fill positions with the most qualified candidates available.

Our revenues are highly correlated to market interest rates.

Our assets and liabilities are primarily monetary in nature, and as a result, we are subject to significant risks tied to changes in interest rates. Our ability to operate profitably is largely dependent upon net interest income. In 2011, net interest income made up 81.5% of our recurring revenue. Unexpected movement in interest rates, that may or may not change the slope of the current yield curve, could cause our net interest margins to decrease, subsequently decreasing net interest income. In addition, such changes could materially adversely affect the valuation of our assets and liabilities.

At present our one-year interest rate sensitivity position is mildly liability sensitive, such that a gradual increase in interest rates during the next twelve months should have a slightly negative impact on net interest income during that period. However, as with most financial institutions, our results of operations are affected by changes in interest rates and our ability to manage this risk. The difference between interest rates charged on interest-earning assets and interest rates paid on interest-bearing liabilities may be affected by changes in market interest rates, changes in relationships between interest rate indices, and changes in the relationships between long-term and short-term market interest rates. In addition, the mix of assets and liabilities could change as varying levels of market interest rates might present our customer base with more attractive options.

Certain changes in interest rates, inflation, deflation or the financial markets could affect demand for our products and our ability to deliver products efficiently.

Loan originations, and potentially loan revenues, could be materially adversely impacted by sharply rising interest rates. Conversely, sharply falling rates could increase prepayments within our securities portfolio lowering interest earnings from those investments. An unanticipated increase in inflation could cause our operating costs related to salaries and benefits, technology and supplies to increase at a faster pace than revenues.

The fair market value of our securities portfolio and the investment income from these securities also fluctuate depending on general economic and market conditions. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations.

The downgrade of the U.S. credit rating and Europe’s debt crisis could have a material adverse effect on our business, financial condition and liquidity.

Standard & Poor’s lowered its long term sovereign credit rating on the United States of America from AAA to AA+ on August 5, 2011. A further downgrade or a downgrade by other rating agencies could have a material adverse impact on financial markets and economic conditions in the United States and worldwide. Any such adverse impact could have a material adverse effect on our liquidity, financial condition and results of operations.

In addition, the possibility that certain European Union member states will default on their debt obligations has negatively impacted economic conditions and global markets. The continued uncertainty over the outcome of international and the European Union’s financial support programs and the possibility that other European Union member states may experience similar financial troubles could further disrupt global markets. The negative impact on economic conditions and global markets could also have a material adverse effect on our liquidity, financial condition and results of operations.

Our concentration of real estate loans subjects us to risks that could materially adversely affect our results of operations and financial condition.

The majority of our loan portfolio is secured by real estate. As the economy has deteriorated and depressed real estate values, the collateral value of the portfolio and the revenue stream from those loans has come under stress and has required additional provision to the allowance for loan losses. Our ability to dispose of foreclosed real estate and resolve credit quality issues is dependent on real estate activity and real estate prices, both of which have been unpredictable for more than four years.

Greater loan losses than expected may materially adversely affect our earnings.

We, as lenders, are exposed to the risk that our customers will be unable to repay their loans in accordance with their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio will relate principally to the creditworthiness of business entities and the value of the real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer loan portfolio will relate principally to the general creditworthiness of businesses and individuals within our local markets.

We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for estimated loan losses based on a number of factors. We believe that our current allowance for loan losses is adequate. However, if our assumptions or judgments prove to be incorrect, the allowance for loan losses may not be sufficient to cover actual loan losses. We may have to increase our allowance in the future in response to the request of one of our primary banking regulators, to adjust for changing conditions and assumptions, or as a result of any deterioration in the quality of our loan portfolio. The actual amount of future provisions for loan losses cannot be determined at this time and may vary from the amounts of past provisions.

Our business is highly correlated to local economic conditions in a geographically concentrated part of the United States.

Unlike larger organizations that are more geographically diversified, our banking offices are primarily concentrated in select markets in Georgia, Alabama, Florida and South Carolina. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. Deterioration in economic conditions in the markets we serve could result in one or more of the following:

•	an increase in loan delinquencies;

•	an increase in problem assets and foreclosures;

•	a decrease in the demand for our products and services; and

•	a decrease in the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

Our growth and financial performance may be negatively impacted if we are unable to successfully execute our growth plans.

Economic conditions and other factors, such as our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund earning asset growth at a reasonable and profitable level, sufficient capital to support our growth initiatives, competitive factors and banking laws, will impact our success.

We may seek to supplement our internal growth through acquisitions. We cannot predict with certainty the number, size or timing of acquisitions, or whether any such acquisition will occur at all. Our acquisition efforts have traditionally focused on targeted banking entities in markets in which we currently operate and markets in which we believe we can compete effectively. However, as consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase. We may compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than we do and may be able to pay more for an acquisition than we are able or willing to pay. We also may need additional debt or equity financing in the future to fund acquisitions. We may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us. If we are unable to locate suitable acquisition candidates willing to sell on terms acceptable to us, or we are otherwise unable to obtain additional debt or equity financing necessary for us to continue making acquisitions, we would be required to find other methods to grow our business and we may not grow at the same rate we have in the past, or at all.

Generally, we must receive federal regulatory approval before we can acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on the competition, financial condition and future prospects. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the Community Reinvestment Act) and the effectiveness of the acquiring institution in combating money laundering activities. We cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. We may also be required to sell banks or branches as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

In the past, we have utilized de novo branching in new and existing markets as a way to supplement our growth. De novo branching and any acquisition carry with it numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses associated with establishing a de novo branch or a new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	economic downturns in the new market;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.

We have experienced to some extent many of these risks with our de novo branching to date.

We rely on dividends from the Bank for most of our revenue.

Ameris is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from the Bank. These dividends are the principal source of funds to pay dividends on our common stock and interest and principal on our debt. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to us. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In the event the Bank is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends on our common stock and its business, financial condition and results of operations may be materially adversely affected. Consequently, cash-based activities, including further investments in or support of, the Bank could require borrowings or additional issuances of common or preferred stock.

We are subject to regulation by various federal and state entities.

We are subject to the regulations of the SEC, the Board of Governors of the Federal Reserve System (also referred to as the Federal Reserve), the Federal Deposit Insurance Corporation (also referred to as the FDIC) and the Georgia Department of Banking and Finance. New regulations issued by these agencies may adversely affect our ability to carry on our business activities. We are subject to various federal and state laws and certain changes in these laws and regulations may adversely affect our operations. Noncompliance with certain of these regulations may impact our business plans, including our ability to branch, offer certain products or execute existing or planned business strategies.

We are also subject to the accounting rules and regulations of the SEC and the Financial Accounting Standards Board. Changes in accounting rules could materially adversely affect the reported financial statements or our results of operations and may also require extraordinary efforts or additional costs to implement. Any of these laws or regulations may be modified or changed from time to time, and we cannot be assured that such modifications or changes will not adversely affect us.

We are subject to industry competition which may have an impact upon our success.

Our profitability depends on our ability to compete successfully. We operate in a highly competitive financial services environment. Certain competitors are larger and may have more resources than we do. We face competition in our regional market areas from other commercial banks, savings and loan associations, credit unions, internet banks, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, and other financial intermediaries that offer similar services. Some of our nonbank competitors are not subject to the same extensive regulations that govern us or our bank subsidiary and may have greater flexibility in competing for business.

Another competitive factor is that the financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. Our future success may depend, in part, on our ability to use technology competitively to provide products and services that provide convenience to customers and create additional efficiencies in our operations.

Changes in the policies of monetary authorities and other government action could materially adversely affect our profitability.

The results of our operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist attacks and current U.S. military operations and other instances of unrest around the world, we cannot predict with certainty possible future changes in interest rates, deposit levels, loan demand or our business and earnings. Furthermore, the actions of the U.S. government and other governments in responding to such terrorist attacks or instances of unrest may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

We may need to rely on the financial markets to provide needed capital.

Our common stock is listed and traded on the NASDAQ Global Select Market. Although we anticipate that our capital resources will be adequate for the foreseeable future to meet our capital requirements, at times we may depend on the liquidity of the NASDAQ market to raise equity capital. If the market should fail to operate, or if conditions in the capital markets are adverse, we may be constrained in raising capital. Downgrades in the opinions of the analysts that follow us may cause our stock price to fall and significantly limit our ability to access the markets for additional capital requirements. Should these risks materialize, our ability to further expand our operations through internal growth or acquisition may be limited.

We may invest or spend the proceeds of stock offerings in ways with which you may not agree and in ways that may not earn a profit.

We may choose to use the proceeds of future stock offerings for general corporate purposes, including for possible acquisition opportunities that may become available, such as future FDIC-assisted transactions. It is not known whether suitable acquisition opportunities may become available or whether we will be able to successfully complete any such acquisitions. We may use the proceeds of an offering only to focus on sustaining our organic, or internal, growth or for other purposes. In addition, we may use all or a portion of the proceeds of an offering to support our capital. You may not agree with the ways we decide to use the proceeds of any stock offerings, and our use of the proceeds may not yield any profits.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure while we expand. Similar to other large corporations, in our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or persons outside of Ameris and exposure to external events. We are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new customers depends in part on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into our existing businesses.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon customer and other external perceptions of our business practices and our financial health. Adverse perceptions regarding our business practices or our financial health could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory or legislative scrutiny, which may lead to laws, regulations or regulatory actions that may change or constrain the manner in which we engage with our customers and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by us can be intense and we may not be able to hire people or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

The FDIC has imposed a special assessment on all FDIC-insured institutions, which decreased our earnings in 2009, and future special assessments could materially adversely affect our earnings in future periods.

In May 2009, the FDIC announced that it had voted to levy a special assessment on insured institutions in order to facilitate the rebuilding of the Deposit Insurance Fund. During 2009, we were required to pay a special assessment totaling $1.1 million and also to prepay the assessments that would normally have been paid during 2010-2012. The FDIC has indicated that future special assessments are possible, although it has not determined the magnitude or timing of any future assessments. Any such future assessments will decrease our earnings.

The terms governing the issuance of the series A preferred stock to the Treasury may be changed, the effect of which may have an adverse effect on our operations.

The terms of the Securities Purchase Agreement—Standard Terms incorporated by reference therein, which we entered into with the Treasury in connection with its purchase of the series A preferred stock, provides that the Treasury may unilaterally amend any provision of the agreement to the extent required to comply with any changes in applicable federal law that may occur in the future. We have no control over any change in the terms of the transaction that may occur in the future. Such changes may place restrictions on our business or results of operation, which may adversely affect the market price of our common stock.

We are subject to certain risks related to FDIC-assisted transactions.

The success of past FDIC-assisted transactions and any FDIC-assisted transaction in which we may participate in the future will depend on a number of factors, including, but not limited to, the following:

•	our ability to fully integrate, and to integrate successfully, the branches acquired into the Bank’s operations;

•

our ability to limit the outflow of deposits held by our new customers in the acquired branches and to successfully retain and manage interest-earning assets (loans) acquired in FDIC-assisted transactions;

•	our ability to retain existing deposits and to generate new interest-earning assets in the geographic areas previously served by the acquired banks;

•	our ability to effectively compete in new markets in which we did not previously have a presence;

•	our success in deploying the cash received in the FDIC-assisted transactions into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

•	our ability to control the incremental non-interest expense from the acquired branches in a manner that enables us to maintain a favorable overall efficiency ratio;

•	our ability to retain and attract the appropriate personnel to staff the acquired branches; and

•	our ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

As with any acquisition involving a financial institution, particularly one involving the transfer of a large number of bank branches as is often the case with FDIC-assisted transactions, there may be higher than average levels of service disruptions that would cause inconveniences or potentially increase the effectiveness of competing financial institutions in attracting our customers. Integrating the acquired branches would not be an operation of substantial size and expense that Ameris is not familiar with, but we anticipate unique challenges and opportunities because of the nature of the transaction. Integration efforts will also likely divert our management’s attention and resources. It is not known whether we will be able to integrate acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the FDIC-assisted transactions. We may also encounter unexpected difficulties or costs during the integration that could materially adversely affect our earnings and financial condition, perhaps materially. Additionally, we may be unable to achieve results in the future similar to those achieved by our existing banking business, to compete effectively in the market areas previously served by the acquired branches or to manage any growth resulting from FDIC-assisted transactions effectively.

Our willingness and ability to grow the acquired branches following FDIC-assisted transactions depend on several factors, most importantly the ability to retain certain key personnel that we hire or transfer in connection with such transactions. Our failure to retain these employees could adversely affect the success of such transactions and our future growth.

We engage in acquisitions of other businesses from time to time, including FDIC-assisted acquisitions. These acquisitions may not produce revenue or earnings enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties.

When appropriate opportunities arise, we will engage in acquisitions of other businesses. Difficulty in integrating an acquired business or company may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence or other anticipated benefits from any acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of our business or the business of the acquired company, or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. We are likely to need to make additional investment in equipment and personnel to manage higher asset levels and loan balances as a result of any significant acquisition, which may materially adversely impact our earnings. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

In evaluating potential acquisition opportunities, we may seek to acquire failed banks through FDIC-assisted transactions. While the FDIC may, in such transactions, provide assistance to mitigate certain risks, such as sharing in exposure to loan losses, and providing indemnification against certain liabilities, of the failed institution, we may not be able to accurately estimate our potential exposure to loan losses and other potential liabilities, or the difficulty of integration, in acquiring such institution.

Depending on the condition of any institution that we may acquire, any acquisition may, at least in the near term, materially adversely affect our capital and earnings and, if not successfully integrated following the acquisition, may continue to have such effects.

FDIC-assisted acquisition opportunities may not become available and increased competition may make it more difficult for us to bid on failed bank transactions on terms we consider to be acceptable.

Our near-term business strategy includes consideration of potential acquisitions of failing banks that the FDIC plans to place in receivership. The FDIC may not place banks that meet our strategic objectives into receivership. Failed bank transactions are attractive opportunities in part because of loss-sharing arrangements with the FDIC that limit the acquirer’s downside risk on the purchased loan portfolio and, apart from our assumption of deposit liabilities, we have significant discretion as to the nondeposit liabilities that we assume. In addition, assets purchased from the FDIC are marked to their fair value and in many cases there is little or no addition to goodwill arising from an FDIC-assisted transaction. The bidding process for failing banks could become very competitive, and the increased competition may make it more difficult for us to bid on terms we consider to be acceptable.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with past FDIC-assisted transactions, all of which may not be supported by loss-sharing agreements with the FDIC.

Although loan portfolios acquired in past FDIC-assisted transactions have initially been accounted for at fair value, we do not yet know whether the loans we acquired will become impaired, and impairment may result in additional charge-offs to the portfolio. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, may increase the level of charge-offs that we make to our loan portfolio, and, consequently, reduce our net income, and may also increase the level of charge-offs on the loan portfolios that we have acquired such acquisitions and correspondingly reduce our net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition even if other favorable events occur.

Although we have entered into loss-sharing agreements with the FDIC which provide that a significant portion of losses related to specified loan portfolios that we have acquired in connection with the FDIC-assisted transactions will be borne by the FDIC, we are not protected for all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss-sharing agreements have limited terms; therefore, any charge-off of related losses that we experience after the term of the loss-sharing agreements will not be reimbursable by the FDIC and will negatively impact our net income. The loss-sharing agreements also impose standard requirements on us which must be satisfied in order to retain loss share protections.

USE OF PROCEEDS

We will not receive any proceeds from any sale of the series A preferred stock by the selling securityholders.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth certain information concerning our ratio of earnings to combined fixed charges and preferred stock dividends, both including and excluding interest on deposits, for each of the years in the five-year period ended December 31, 2011.

	Year Ended December 31,
	2011	2010	2009	2008	2007
Including interest on deposits (1)	1.91	0.69	0.14	0.89	1.32
Excluding interest on deposits (1) (2)	5.86	(1.23)	(5.88)	(0.26)	3.57

(1)	For purposes of computing the above ratios, earnings consist of net income from continuing operations before income tax provision. Fixed charges, excluding interest on deposits, consist of all interest expense and the proportion deemed representative of the interest factor of rent expense. Fixed charges, including interest on deposits, include all of such items plus interest on deposits.

(2)	For the years ended December 31, 2010, 2009 and 2008, earnings were insufficient to cover fixed charges excluding interest on deposits by $5,744,000, $32,180,000 and $1,300,000, respectively.

DESCRIPTION OF SERIES A PREFERRED STOCK

The following is a brief description of the terms of the series A preferred stock that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our articles of incorporation, as amended, including the articles of amendment and related certificate of designation with respect to the series A preferred stock, copies of which have been filed with the SEC and are also available upon request from us.

General

Under our articles of incorporation, as amended, we have authority to issue up to 5,000,000 shares of preferred stock. Of such number of shares of preferred stock, 52,000 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, all of which shares of series A preferred stock were issued to the initial selling securityholder in a transaction exempt from the registration requirements of the Securities Act. The issued and outstanding shares of series A preferred stock are validly issued, fully paid and nonassessable.

Dividends Payable On Shares of Series A Preferred Stock

Holders of shares of series A preferred stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of series A preferred stock with respect to each dividend period from November 21, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of shares of series A preferred stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of series A preferred stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the series A preferred stock are payable to holders of record of shares of series A preferred stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the series A preferred stock, we are required to provide written notice to the holders of shares of series A preferred stock prior to the applicable dividend payment date.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Georgia state laws relating to the payment of dividends.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the series A preferred stock will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the series A preferred stock; and

•

at least equally with all other equity securities designated as ranking on a parity with the series A preferred stock, or parity stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of Ameris.

So long as any shares of series A preferred stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on Ameris’s common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the series A preferred stock for all prior dividend periods, other than:

•

purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•

purchases or other acquisitions by broker-dealer subsidiaries of Ameris solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

•	purchases or other acquisitions by broker-dealer subsidiaries of Ameris for resale pursuant to an offering by Ameris of our stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan or repurchases of rights pursuant to any shareholders’ rights plan;

•	acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not Ameris or a subsidiary of Ameris, including as trustee or custodian; and

•

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before November 21, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

If we repurchase shares of series A preferred stock from a holder other than the initial selling securityholder, we must offer to repurchase a ratable portion of the series A preferred stock then held by the initial selling securityholder.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the series A preferred stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the series A preferred stock), with respect to the series A preferred stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the series A preferred stock from time to time out of any funds legally available for such payment, and the series A preferred stock shall not be entitled to participate in any such dividend.

Redemption

After February 15, 2012, the series A preferred stock may be redeemed at any time, subject to the approval of the Federal Reserve, in whole or in part, subject to notice as described below.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The series A preferred stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of series A preferred stock have no right to require the redemption or repurchase of the series A preferred stock.

If fewer than all of the outstanding shares of series A preferred stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of series A preferred stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of series A preferred stock by first class mail, postage prepaid, addressed to the holders of record of the shares of series A preferred stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure to duly give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of series A preferred stock designated for redemption will not affect the redemption of any other series A preferred stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of series A preferred stock are to be redeemed, and the number of shares of series A preferred stock to be redeemed (and, if less than all shares of series A preferred stock held by the applicable holder, the number of shares to be redeemed from the holder).

Shares of series A preferred stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of series A preferred stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the series A preferred stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the series A preferred stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of series A preferred stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of series A preferred stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of series A preferred stock has been paid in full to all holders of series A preferred stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the series A preferred stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of series A preferred stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the series A preferred stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of series A preferred stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Global Select Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of series A preferred stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors of Ameris will be reduced by the number of preferred stock directors that the holders of series A preferred stock and voting parity stock had been entitled to elect. The holders of a majority of the shares of series A preferred stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares of series A preferred stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of series A preferred stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of series A preferred stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•

any amendment or alteration of our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the series A preferred stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up of Ameris;

•

any amendment, alteration or repeal of any provision of the certificate of designations for the series A preferred stock so as to adversely affect the rights, preferences, privileges or voting powers of the series A preferred stock; or

•

any consummation of a binding share exchange or reclassification involving the series A preferred stock or of a merger or consolidation of Ameris with another entity, unless the shares of series A preferred stock remain outstanding following any such transaction or, if Ameris is not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of series A preferred stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the series A preferred stock, taken as a whole.

To the extent of the voting rights of the series A preferred stock, each holder of series A preferred stock will have one vote for each $1,000 of liquidation preference to which such holder’s shares of series A preferred stock are entitled.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of series A preferred stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of series A preferred stock to effect the redemption.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, may sell the series A preferred stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the series A preferred stock. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

Shares of the series A preferred stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•

on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, the NASDAQ Global Select Market;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any shares of series A preferred stock that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling securityholders may loan or pledge the series A preferred stock to broker-dealers that, in turn, may sell the series A preferred stock.

The aggregate proceeds to the selling securityholders from the sale of the series A preferred stock will be the purchase price of the series A preferred stock less discounts and commissions, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the series A preferred stock covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the series A preferred stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the series A preferred stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of series A preferred stock pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NASDAQ Global Select Market pursuant to Rule 153 under the Securities Act.

At the time a particular offer of series A preferred stock is made, if required, a prospectus supplement will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We do not intend to apply for listing of the series A preferred stock on any securities exchange or for inclusion of the series A preferred stock in any automated quotation system. No assurance is given as to the liquidity of the trading market, if any, for the series A preferred stock.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the series A preferred stock covered by this prospectus.

SELLING SECURITYHOLDERS

On November 21, 2008, we issued the series A preferred stock, together with a warrant to purchase 679,443 shares of our common stock, to the United States Department of the Treasury, which is the initial selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The initial selling securityholder, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the 52,000 shares of series A preferred stock (which represents beneficial ownership of 100% of the shares of series A preferred stock outstanding on the date of this prospectus) they own.

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the series A preferred stock covered by this prospectus will be held by the selling securityholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the series A preferred stock. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the series A preferred stock.

We do not know when or in what amounts the selling securityholders may offer the series A preferred stock for sale. The selling securityholders might not sell any or all of the series A preferred stock offered by this prospectus. Because the selling securityholders may offer all or some of the shares of series A preferred stock pursuant to this offering, and because currently no sale of any of the series A preferred stock is subject to any agreements, arrangements or understandings, we do not know the number of shares of series A preferred stock that will be held by the selling securityholders after completion of the offering.

Other than as discussed in this prospectus, the initial selling securityholder has not had a material relationship with us.

Information about the selling securityholders may change over time. Any such changed information will be set forth in supplements to this prospectus if and when necessary.

LEGAL MATTERS

The validity of the series A preferred stock offered hereby will be passed upon for us by Rogers & Hardin LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of Ameris Bancorp appearing in its Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of its internal control over financial reporting as of December 31, 2011, have been audited by Porter Keadle Moore, LLC, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov and our website at: www.amerisbank.com (the other information contained in, or that can be accessed through, our website is not a part of this prospectus or any prospectus supplement).

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus much of the information that we file with the SEC. This means that we can disclose important information to you by referring you to another document without restating the information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date we file that document. Any information filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or previously incorporated by reference into this prospectus.

We incorporate by reference into this prospectus the following documents or information that we previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2011;

•	Our Proxy Statement on Schedule 14A filed on April 19, 2012; and

•	Our Current Reports on Form 8-K filed on January 26, 2012, February 13, 2012 and March 1, 2012.

We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, on or after the date of the filing of the registration statement and prior to the termination of the offering (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act). Our future filings with the SEC will automatically update and supersede any inconsistent information in this prospectus.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information or documents that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address and telephone number:

Ameris Bancorp

310 First St., S.E.

Moultrie, Georgia 31768

Telephone: (229) 890-1111

Attn: Corporate Secretary

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the series A preferred stock being registered hereby, all of which will be borne by the Registrant (except any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$5,960
Legal fees and expenses	$20,000
Accounting fees and expenses	$5,000
Miscellaneous expenses	$2,000

Total expenses	$32,960

Item 15.	Indemnification of Directors and Officers.

Subsection (a) of Section 14-2-851 of the Georgia Business Corporation Code, or the GBCC, provides that a corporation may indemnify an individual who is party to a proceeding because he or she is or was a director against liability incurred in the proceeding if (1) such individual conducted himself or herself in good faith; and (2) such individual reasonably believed (A) in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation, (B) in all other cases, that such conduct was at least not opposed to the best interests of the corporation, and (C) in the case of any criminal proceeding, that the individual had no reasonable cause to believe that such conduct was unlawful. Subsection (d) of Section 14-2-851 of the GBCC provides that a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct, or in connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity. Notwithstanding the foregoing, pursuant to Section 14-2-854 of the GBCC, a court may order a corporation to indemnify a director if such court determines, in view of all the relevant circumstances, that it is fair and reasonable to indemnify or advance expenses to the director, even if the director has not met the relevant standard of conduct set forth in subsections (a) and (b) of Section 14-2-851 of the GBCC, failed to comply with Section 14-2-853 of the GBCC, or was adjudged liable in a proceeding referred to in paragraph (1) or (2) of subsection (d) of Section 14-2-851 of the GBCC but if the director was adjudged so liable, the indemnification shall be limited to reasonable expenses incurred in connection with the proceeding.

Section 14-2-852 of the GBCC provides that a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

Section 14-2-857 of the GBCC provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as a director. If the officer is not a director (or if the officer is a director but the sole basis on which he or she is made a party to the proceeding is an act or omission solely as an officer), the corporation may also indemnify and advance expenses to such officer to such further extent as may be provided by the articles of incorporation or the bylaws of the corporation, by a resolution of the board of directors of the corporation, or by contract, except for liability arising out of conduct that constitutes (1) the appropriation, in violation of their duties, of any business opportunity of the corporation, (2) acts or omissions which involve intentional misconduct or a knowing violation of law, (3) the types of liability set forth in Section 14-2-832 of the GBCC or (4) receipt of an improper personal benefit. An officer of a corporation who is not a director is entitled to mandatory indemnification under Section 14-2-852 of the GBCC and may apply to a court under Section 14-2-854 of the GBCC for indemnification or advances, in each case to the same extent to which a director may be entitled to indemnification under those provisions. Finally, a corporation may also indemnify an employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation or bylaws, by general or specific action by its board of directors or by contract.

Article XI of the articles of incorporation, as amended, of the Registrant provides that, except as may be limited by the GBCC or any successor law, no director shall be personally liable to the Registrant or any of its shareholders for monetary damages for breach of his or her duty of care or other duty as a director.

Article VII of the amended and restated bylaws of the Registrant provides that every person (and the heirs and legal representatives of such person) who is or was a director or officer of the Registrant or any other corporation of which he or she served as such at the request of the Registrant and of which the Registrant directly or indirectly is a shareholder or creditor, or in which or in the stocks, bonds, securities or other obligations of which the Registrant is in any way interested, may be indemnified for any liability and expense resulting from any threatened, pending or completed action, suit or proceeding, civil, criminal, administrative or investigative or derivative or otherwise, or in connection with any appeal relating thereto, in which he or she may become involved, as a party or prospective party or otherwise, by reason of any action taken or not taken in his or her capacity as a director or officer or as a member of any committee appointed by the board of directors of the Registrant to act for, in the interest of, or on behalf of the Registrant, whether or not he or she continues to be a director or officer at the time such liability or expense is incurred; provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant and, in addition, with respect to any criminal action or proceeding, did not have reasonable cause to believe that his or her conduct was unlawful. The termination of any claim, action, suit or proceeding, by judgment, order, compromise, settlement (with or without court approval) or conviction or upon a plea of guilty or of nolo contendere, or its equivalent, does not create a presumption that a director or officer did not meet the standards of conduct set forth in the amended and restated bylaws. Expenses incurred with respect to any claim, action, suit or proceeding of the character described in Article VII of the bylaws of the Registrant may be advanced by the Registrant prior to the final disposition thereof upon receipt of any undertaking by or on behalf of the recipient to repay such amount, unless it is ultimately determined that he or she is entitled to indemnification under the bylaws.

Notwithstanding the foregoing, Article VII of the Registrant’s bylaws provides that no officer or director who was or is a party to any action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he or she is or was an officer or director of the Registrant or such other corporation can be indemnified in respect of any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Registrant, unless the court in which such action or suit was brought determines that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Article VII of the Registrant’s bylaws further provides that every person (and the heirs and legal representatives of such person) referred to above who has been wholly successful, on the merits or otherwise, with the respect to such claim, action, suit or proceeding is entitled to indemnification as of right without any further action or approval by the board of directors of the Registrant, and any indemnification pursuant to the bylaws of the Registrant will be made at the discretion of the Registrant only if (a) the board of directors, acting by majority vote of a quorum consisting of directors who were not parties to such claim, action, suit or proceeding, present or voting, finds that the director or officer met the standard of conduct set forth in the bylaws; or (b) no such quorum of the board of directors exists, independent legal counsel at the request of either the Registrant or the person seeking indemnification, delivers to the Registrant such counsel’s written opinion that such director or officer met such standards; or (c) the holders of a majority of stock then entitled to vote for the election of directors determines by affirmative vote that such director or officer met such standards.

The rights of indemnification provided in Article VII of the Registrant’s bylaws are in addition to (i) any rights to which any director or officer may otherwise be entitled under any bylaw, agreement, vote of shareholders or otherwise and (ii) the power of the Registrant to purchase and maintain insurance on behalf of any director or officer against any liability asserted against him or her and incurred by him or her in such capacity, or arising out of his or her status as such, regardless of whether the Registrant would have the power to indemnify against such liability under the amended and restated bylaws or otherwise.

The Registrant’s bylaws further provide that any repeal or modification of the bylaws by the shareholders of the Registrant cannot adversely affect any right or protection of a director of the Registrant existing at the time of such repeal or modification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16.	Exhibits

EXHIBIT NUMBER	DESCRIPTION

4.1	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 21, 2008).

4.2	Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 15, 2005).

4.3	Letter Agreement, dated November 21, 2008, including Securities Purchase Agreement—Standard Terms incorporated by reference therein, between the Registrant and the United States Department of the Treasury (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 21, 2008).

4.4	Form of certificate evidencing the Registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

5.1	Opinion of Rogers & Hardin LLP.

12.1	Statement regarding computation of ratio of earnings to fixed charges.

23.1	Consent of Porter Keadle Moore, LLC.

23.2	Consent of Rogers & Hardin LLP, included in Exhibit 5.1 filed herewith.

24.1	Powers of Attorney (included in the signature pages to the Registration Statement).

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purposes of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchase with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the Registrant is subject to Rule 430C, each prospectus filed pursuant to rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moultrie, State of Georgia, on April 19, 2012.

AMERIS BANCORP
By:	/s/ Edwin W. Hortman, Jr.
Name: Edwin W. Hortman, Jr.
Title: President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Ameris Bancorp hereby severally constitute and appoint Edwin W. Hortman, Jr. and Dennis J. Zember Jr., and each of them singly, our true and lawful attorneys with full power to either of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Ameris Bancorp to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Edwin W. Hortman, Jr. Edwin W. Hortman, Jr.	President and Chief Executive Officer (Principal Executive Officer)	April 19, 2012

/s/ Dennis J. Zember Jr. Dennis J. Zember Jr.	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	April 19, 2012

/s/ R. Dale Ezzell R. Dale Ezzell	Director	April 19, 2012

/s/ J. Raymond Fulp J. Raymond Fulp	Director	April 19, 2012

/s/ Daniel B. Jeter Daniel B. Jeter	Director	April 19, 2012

/s/ Robert P. Lynch Robert P. Lynch	Director	April 19, 2012

/s/ Brooks Sheldon Brooks Sheldon	Director	April 19, 2012

/s/ Jimmy D. Veal Jimmy D. Veal	Director	April 19, 2012

/s/ V. Wayne Williford V. Wayne Williford	Director	April 19, 2012

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

4.1	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 21, 2008).

4.2	Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 15, 2005).

4.3	Letter Agreement, dated November 21, 2008, including Securities Purchase Agreement—Standard Terms incorporated by reference therein, between the Registrant and the United States Department of the Treasury (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 21, 2008).

4.4	Form of certificate evidencing the Registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

5.1	Opinion of Rogers & Hardin LLP.

12.1	Statement regarding computation of ratio of earnings to fixed charges.

23.1	Consent of Porter Keadle Moore, LLC.

23.2	Consent of Rogers & Hardin LLP, included in Exhibit 5.1 filed herewith.

24.1	Powers of Attorney (included in the signature pages to the Registration Statement).